EXHIBIT 99. 9

CONSENT OF PHILIPPE LEBLEU P.ENG

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2025, of Equinox Gold Corp. (the “Company”), (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467) and (iii) the Registration Statement on Form S-8 of the Company (File No. 333-288142), and any amendments thereto.

/s/ Philippe Lebleu
__________________________________
By: Philippe Lebleu, P. Eng
Dated: March 30, 2026

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